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                                                                     EXHIBIT 8.1






                                                     December 18, 2001




Re:      CINERGY CORP. AND FELINE PRIDES


Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202

Ladies and Gentlemen:

         We have acted as counsel for Cinergy Corp. (the "COMPANY") in connection with the registration of 6,325,000 FELINE PRIDES (the "FELINE PRIDES"), consisting of purchase contracts issued by the Company and preferred trust securities issued by CC Funding Trust I (the "TRUST"). We have reviewed the discussion set forth under the caption "United States Federal Income Tax Consequences" in the final prospectus (the "PROSPECTUS") that was filed by the Company and the Trust with the Securities and Exchange Commission on December 14, 2001 and are of the opinion that to the extent the discussion relates to conclusions of law, the discussion is accurate in all material respects. Capitalized terms used herein but not defined have the same meanings as provided in the Prospectus.

         In rendering this opinion, we have relied upon, among other things, representations and statements made by the Company in the Prospectus and have assumed that the offering of FELINE PRIDES will occur as described in the Prospectus.

         This letter is limited to matters discussed expressly herein and does not address other U.S. federal income tax issues or other legal issues relevant to issuance of the FELINE PRIDES. In particular, this opinion does not address the tax treatment to the Company of issuance of the FELINE PRIDES and should not be construed otherwise.

                                            Very truly yours,

                                            /s/ Davis Polk & Wardwell